Derek Dostal +1 212 450-4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

May 11, 2022

Re:	Tuatara Capital Acquisition Corporation Amendment No. 3 to Registration Statement on Form S-4 Filed May 4, 2022 CIK No. 0001801602

CONFIDENTIAL

Mr. Dave Edgar
Ms. Kathleen Collins
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Edgar and Ms. Collins:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated May 10, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 3 to Form S-4 filed May 5, 2022

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
Why is Tuatara proposing the Notes and Warrants Proposal?, page 20

1.
Please clarify the purpose of the shareholder vote for the Notes and Warrants Proposal. We note that your updates to the background of the business combination do not address why the Convertible Notes Financing required shareholder approval as a condition for closing. For example, if it relates to the possibility that Nasdaq Rule 5635 requiring a shareholder vote for the issuance of more than 20% of a listed company’s total shares outstanding in a private placement, please so indicate, and explain how this rule might be implicated.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 20-21 and 175 of the Revised Registration Statement.

2.
On pages 37 and 116, you reference that $11 million of the Convertible Notes Financing is subscribed. According to Exhibit 10.9, L1 Capital Global Opportunities Master Fund appears to be the only committed investor. If true, please clarify that there is currently only one investor, and as a result, there is a risk that the Convertible Notes Financing will not be fully subscribed and that New SpringBig may not receive the entire $22 million net of the original issue discount. Similarly clarify either in a separate Q&A or in the summary section that New SpringBig will not immediately receive the funds pursuant to the $50 million Cantor Fitzgerald equity lines agreement and may never receive such funds.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 39, 118, 120, 209 and 237 of the Revised Registration Statement.

3.
As noted on page 70, New SpringBig will be restricted in issuing dividends, issuing new indebtedness, and selling assets. Please disclose these restrictions in your Q&A. Further, please clarify whether New SpringBig must receive a waiver from all noteholders or retire such debt if it wishes to enter into such a transaction.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 38, 119, 209 and 237 of the Revised Registration Statement.

Summary of the Proxy Statement/Prospectus
Convertible Notes Financing, page 37

4.
We note that the second tranche of the Convertible Notes Financing will not close for up to 60 days after effectiveness of a resale registration statement covering all the shares, and the number of warrants will not be determinable until the date of closing. Tell us how this structure where a material term of the arrangement is not finalized at the time of the effectiveness of the resale registration statement is consistent with the requirements for a resale registration statement under Rule 415. Please consider CD&I 139.11 in your response.

Response:          The Company respectfully acknowledges the Staff’s comment and advises that the second tranche of the Convertible Notes Financing will not close until 60 days after the effectiveness of a resale registration statement covering the shares underlying the first tranche. The shares underlying the issuance in the second tranche will have the benefit of its own resale registration statement to be filed within 20 days after closing of the second tranche. The Company has also revised its disclosure on pages 38, 118-119 and 208-209 of the Revised Registration Statement.

Risk Factors
Our shareholders will experience immediate dilution as a consequence of the issuance of common stock…., page 93

5.
Revise your disclosure under this risk factor to specifically address the downward pressure each financing may independently have on the trading price of your common stock and warrants. For example, make clear that CF Principal Investments LLC will receive shares under the equity line financing for up to 36 months at a discount to the then current market price with an incentive to sell the shares immediately, and that the conversion and exercise prices of the securities in the Convertible Notes Financing may act as a ceiling on the market price of the common stock and warrants.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 95 of the Revised Registration Statement.

Notes to Unaudited Pro forma Condensed Combined Financial Statements, page 187

6.
Please revise pro forma adjustment (8) to clarify the terms of the Convertible Notes and include a discussion of the potential impact on the pro forma financial statements, including per share information, should the remaining notes in Tranche 1 and Tranche 2 be sold. Similarly, include a discussion of the potential impact should New SpringBig exercise their rights under the Common Stock Purchase Agreement. Refer to Article 11-01(a)(8) of Regulation S-X.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 191-192 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 230

7.
Please revise here to include a discussion of the Convertible Notes Financing and Common Stock Purchase Agreement entered into on April 29, 2022 including the intended use of such funds. Also, describe the restrictive covenants on the Convertible Note Financing and how that may impact future sources of liquidity. Refer to Item 303(b)(1) of Regulation S-K.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 208-211 and 236-237 of the Revised Registration Statement.

***

Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc:

Albert Foreman, Chief Executive Officer of the Company

Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation

Paul Sykes, Chief Financial Officer of SpringBig, Inc.

Leonard Kreynin, Davis Polk & Wardwell LLP

William Doran, Benesch, Friedlander, Coplan & Aronoff LLP

Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP